Exhibit (a)(1)(M)

MILBERG WEISS BERSHAD
HYNES & LERACH LLP
WILLIAMS S. LERACH (68581)
DARREN J. ROBBINS (168593)
RANDALL J. BARON (150796)
A. RICK ATWOOD, JR. (156529)
JOHN A. LOWTHER (207000)
401 B Street, Suite 1700
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

ROBBINS UMEDA & FINK, LLP
MARC M. UMEDA (197847)
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
619/525-3991 (fax)

Attorneys for Plaintiffs

SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SANTA CLARA

JULIE M. BISHOP, ALBERT CASE, SHELDON E. KATZER, INC. EMPLOYEES RETIREMENT TRUST, STEPHEN STENTON, GEORGE PETERMAN, JOHN E. FRY, JR., BILLIE R. BRENNER, MICHAEL MCCARTHY and DANIEL BROWN, On Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

vs.

CURTIS A. HESSLER, ROBERT R. WALKER, LESTER HOCHBERG, DAVID C. CHANCE, DAVID LOCKWOOD, TIMO RIUKKA, SATISH K. GUPTA, VICTOR SHEAR and DOES 1-25, inclusive,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. CV813208 CLASS ACTION COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Plaintiffs, by their attorneys, allege as follows:

SUMMARY OF THE ACTION

1.  This is a stockholder class action brought by plaintiffs on behalf of the holders of InterTrust Technologies Corporation (“InterTrust” or the “Company”) common stock against InterTrust’s directors arising out of their attempts to provide certain InterTrust insiders and directors with preferential treatment in connection with their efforts to complete the sale of InterTrust to Fidelio Acquisition Company, LLC (the “Acquisition”). This action seeks equitable relief only.

2.    In pursuing the unlawful plan to sell InterTrust, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

3.    In fact, instead of attempting to obtain the highest price reasonably available for InterTrust for its shareholders, the individual defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Fidelio Acquisition Company, LLC (“Fidelio”). Instead of disclosing the Company’s Q3 results (which each of the defendants knows), each of the defendants actively concealed these results until after the Acquisition announcement. Defendants should be required to:

•	Rescind the transaction until after the Company disclosed its Q3 earnings report which is scheduled to be released hours after this Acquisition announcement;

•	Rescind the “payoff” agreements and stock option grants;

•	Withdraw their consent to the sale of Fidelio and allow the shares to trade freely—without impediments;

•
Act independently so that the interests of InterTrust’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee; and

•
Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of InterTrust’s public stockholders.

4.    In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of InterTrust to one buying group, and one buying group only, on terms preferential to Fidelio and to subvert the interests of plaintiffs and the other public stockholders of InterTrust.

JURISDICTION AND VENUE

5.    This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

6.    This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. This action is not removable. Additionally, plaintiffs Bishop, Case, Sheldon E. Katzer, Inc. Employees Retirement Trust, Peterman and McCarthy are citizens of California.

7.    Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

8.    Plaintiff Julie M. Bishop (“Bishop”) is, and at all times relevant hereto was, a shareholder of InterTrust. Bishop holds 17,000 shares of InterTrust and is a resident of California.

9.    Plaintiff Albert Case (“Case”) is, and at all times relevant hereto was, a shareholder of InterTrust. Case holds 2,500 shares of InterTrust and is a resident of California.

10.    Plaintiff Sheldon E. Katzer, Inc. Employees Retirement Trust (“Katzer”) is, and at all times relevant hereto was, a shareholder of InterTrust. Katzer holds 1,300 shares of InterTrust and is a resident of California.

11.    Plaintiff Stephen Stenton (“Stenton”) is, and at all times relevant hereto was, a shareholder of InterTrust. Stenton holds 26,000 shares of InterTrust.

12.    Plaintiff George Peterman (“Peterman”) is, and at all times relevant hereto was, a shareholder of InterTrust. Peterman holds 3,600 shares of InterTrust and is a resident of California.

13.    Plaintiff John E. Fry, Jr. (“Fry”) is, and at all times relevant hereto was, a shareholder of InterTrust. Fry holds 19,775 shares of InterTrust.

14.    Plaintiff Billie R. Brenner (“Brenner”) is, and at all times relevant hereto was, a shareholder of InterTrust. Brenner holds 40,000 shares of InterTrust.

15.    Plaintiff Michael McCarthy (“McCarthy”) is, and at all times relevant hereto was, a shareholder of InterTrust. McCarthy holds 2,250 shares of InterTrust and is a resident of California.

16.    Plaintiff Daniel Brown (“Brown”) is, and at all times relevant hereto was, a shareholder of InterTrust. Brown holds 9,849 shares of InterTrust.

17.    InterTrust is a California-based corporation. InterTrust is engaged in inventing and defining technologies for Digital Rights Management (“DRM”), including various trusted competing technologies that enable secure management of digital processes and information.

18.    Defendant Curtis A. Hessler (“Hessler”) is a Board member of the Company.

19.    Defendant Robert R. Walker (“Walker”) is a Board member of the Company.

20.    Defendant Lester Hochberg (“Hochberg”) is a Board member of the Company.

21.    Defendant David C. Chance (“Chance”) is a Board member of the Company. Chance is also a former Vice Chairman of InterTrust.

22.    Defendant David Lockwood (“Lockwood”) is the Vice Chairman, President and CEO as well as a Board member of the Company.

23.    Defendant Timo Ruikka (“Ruikka”) is a Board member of the Company.

24.    Defendant Satish K. Gupta (“Gupta”) is a Board member of the Company.

25.    Defendant Victor Shear (“Shear”) is the Chairman of the Board of the Company.

26.    The defendants named above in ¶¶18-25 are sometimes collectively referred to herein as the “Individual Defendants.”

27.    The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiffs, who therefore sue these defendants by fictitious names. Plaintiffs will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

DEFENDANTS’ FIDUCIARY DUTIES

28.    In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of InterTrust, are obligated to refrain from:

        (a)  participating in any transaction where the directors’ or officers’ loyalties are divided;

        (b)  participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

        (c)  unjustly enriching themselves at the expense or to the detriment of the public shareholders.

29.    Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the sale of InterTrust, violated the fiduciary duties owed to plaintiffs and the other public shareholders of InterTrust, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiffs or the Class.

30.    Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of InterTrust, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

31.    Plaintiffs bring this action on their own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of InterTrust stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

32.    This action is properly maintainable as a class action.

33.    The Class is so numerous that joinder of all members is impracticable. According to InterTrust’s Securities and Exchange Commission (“SEC”) filings, there were more than 96 million shares of InterTrust common stock outstanding.

34.    There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

        (a)  whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiffs and the other members of the Class in connection with the Acquisition;

        (b)  whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

        (c)  whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of InterTrust;

        (d)  whether defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

        (e)  whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

        (f)  whether plaintiffs and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

35.    Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.

36.    Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

37.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

38.    Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

39.    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE PROPOSED ACQUISITION

40.    InterTrust is engaged in inventing and defining DRM technologies, including various trusted competing technologies that enable secure management of digital processes and information.

41.    On November 13, 2002, PR Newswire issued a press release entitled, “Philips and Sony Lead Acquisition of InterTrust.” The press release stated in part:

Fidelio Acquisition Company, LLC, a company formed by Sony Corporation of America, a subsidiary of Sony Corporation, Royal Philips Electronics and certain other investors, has executed a definitive agreement to acquire InterTrust Technologies Corporation. As a result of the transaction, Fidelio will acquire all of the outstanding common stock of InterTrust for approximately $453 million on a fully diluted basis or $4.25 per share. The most important objective of the transaction is to enable secure distribution of digital content by providing wider access to

InterTrust’s key Digital Rights Management (DRM) intellectual property on a fair and reasonable basis.

InterTrust is a leading holder of intellectual property in DRM. The company holds 26 U.S. patents and has approximately 85 patent applications pending worldwide. InterTrust’s patent portfolio covers software and hardware technologies that can be implemented in a broad range of products that use DRM, including digital media platforms, web services and enterprise infrastructure.

InterTrust’s Board of Directors has unanimously approved the acquisition and has determined that the transaction is advisable and in the best interest of its shareholders. All InterTrust board members owning shares including Victor Shear, Founder and Chairman of the board of directors, have agreed to tender all their shares of InterTrust common stock, representing approximately 20% of the outstanding common stock, in favor of the transaction. The acquisition, which is subject to customary closing conditions, including regulatory approvals, is expected to close in early 2003.

42.    Defendants, together with Philips and Sony, knew that the Company would disclose its Q3 results on November 14, 2002. Defendants gave Sony and Philips this information prior to November 12, 2002, thereby allowing these third parties to usurp the benefits of these results and simultaneously placing a cap on the price of the Company’s shares. With an announced deal at $4.25 per share, defendants should have known that the Q3 report would not influence the price of the shares beyond $4.25 per share, thus ensuring the sale to Sony and Philips at a firesale price.

SELF-DEALING

43.    By reason of their positions with InterTrust, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of InterTrust, and especially the true value and expected increased future value of InterTrust and its assets, which they have not disclosed to InterTrust’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of InterTrust’s public shareholders.

44.    The proposed sale is wrongful, unfair and harmful to InterTrust’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiffs and the other members of the Class their rights while usurping the same for the benefit of Fidelio on unfair terms.

45.    In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Rescind the transaction until after the Company discloses its Q3 earnings report which is scheduled to be released hours after this Acquisition announcement;

•	Rescind the “payoff” agreements and stock options grants;

•	Withdraw their consent to the sale of Fidelio and allow the shares to trade freely – without impediments;

•
Act independently so that the interest of InterTrust’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee; and

•
Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of InterTrust’s public stockholders.

46.    The Individual Defendants have also approved the Acquisition so that it transfers 100% of InterTrust’s revenues and profits to Fidelio, thus all of InterTrust’s operations will now accrue to the benefit of Fidelio.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

47.    Plaintiffs repeat and reallege each allegation set forth herein.

48.    The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under Delaware law to the public shareholders of InterTrust and have acted to put their personal interest ahead of the interests of InterTrust’s shareholders.

49.    By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiffs and other members of the Class.

50.    The Individual Defendants have violated their fiduciary duties by entering into a transaction with Fidelio without regard to the fairness of the transaction to InterTrust’s shareholders.

51.    As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of InterTrust because, among other reasons:

        (a)  they failed to properly value InterTrust; and

        (b)  they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition.

52.    Because the Individual Defendants dominate and control the business and corporate affairs of InterTrust, and are in possession of private corporate information concerning InterTrust’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of InterTrust which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

53.    By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other members of the Class.

54.    As a result of the actions of defendants, plaintiffs and the Class will suffer irreparable injury as a result of defendants’ self dealing.

55.    Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of InterTrust’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

56.    Defendants are engaging in self-dealing, are not acting in good faith toward plaintiffs and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

57.    Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to InterTrust’s minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

58.    Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiffs and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs demand preliminary and permanent injunctive relief in their favor and in favor of the Class and against defendants as follows:

A.    Declaring that this action is properly maintainable as a class action;

B.    Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C.    Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of InterTrust’s shareholders;

E.    Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

F.    Rescinding the transaction until after the Company discloses its Q3 earnings report which is scheduled to be released hours after the Acquisition;

G.    Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.    Granting such other and further equitable relief as this Court may deem just and proper.

DATED: December 8, 2002	MILBERG WEISS BERSHAD HYNES & LERACH LLP

WILLIAM S. LERACH
DARREN J. ROBBINS
RANDALL J. BARON
A. RICK ATWOOD, JR.
JOHN A. LOWTHER

/s/    JOHN A. LOWTHER
          JOHN A. LOWTHER

401 B Street, Suite 1700
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

ROBBINS UMEDA & FINK, LLP
MARC M. UMEDA (197847)
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
619/525-3991 (fax)
Attorneys for Plaintiffs